Exhibit 2.01

Resource Extraction Payment Report - Oil and Natural Gas Exploration and Production

Reporting year: January 1, 2024 to December 31, 2024
Project disclosed: Oil and natural gas exploration and production (US Gulf of America, offshore Louisiana, US-LA)
Reporting currency: United States Dollar (USD) (In thousands)
Resource and method of extraction: Oil and natural gas, use of well

Country	Currency	Business Segment	Payee Name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production Entitlement	Bonuses	Dividends	Infrastructure Improvement Payments	Community & Social Responsibility Payments	Total Payments	Notes
United States of America (US)	USD	Upstream	Federal Government	U.S. Department of the Interior Bureau of Ocean Energy Management	$—	$—	$160	$—	$—	$—	$—	$—	$160
United States of America (US)	USD	Upstream	Federal Government	U.S. Department of the Interior Bureau of Safety and Environmental Enforcement	—	—	215	—	—	—	—	—	215
United States of America (US)	USD	Upstream	Federal Government	U.S. Department of the Interior Office of Natural Resources Revenue	—	343,744	6,911	—	2,936	—	—	—	353,591	(1)
United States of America (US)	USD	Corporate	Federal Government	U.S. Department of the Treasury Internal Revenue Service	2,147	—	—	—	—	—	—	—	2,147
Total					$2,147	$343,744	$7,286	$—	$2,936	$—	$—	$—	$356,113

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(1)
Royalties include $0.6 million of interest. The Federal Oil and Gas Royalty Management Act of 1982 requires the Office of Natural Resources Revenue to charge underpayment interest, which applies to late payments and any underpayment due.